3/16/2004

SECUR 04002033 MMISSION

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PROCESSED MAR 17 2004 THOMSON FINANCIAL

SEC FILE NUMBER
8-14663

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/28/02 (MM/DD/YY) AND ENDING 12/26/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
FAM Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Scudders Mill Road
(No. and Street)

Plainsboro, (City) New Jersey (State) 08536 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Gordon (609) 282 - 0551
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2004 WASH, D.C. 181

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Donald C. Burke, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to FAM Distributors, Inc. (the "Company") for the year ended December 26, 2003, are true and correct. I further affirm that neither the Company nor any partner or officer has any proprietary interest in any account classified solely as that of a customer.

____
Signature

Treasurer
Title

Sworn before me this 23rd day
of February, 2004:

____
Notary Public

[illegible]
Notary Public, State of New Jersey
Commission Expires October 02, 2008

FAM DISTRIBUTORS, INC.
(S.E.C. I.D. No. 8-14663)

BALANCE SHEET
AS OF DECEMBER 26, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

FAM Distributors, Inc.

We have audited the accompanying balance sheet of FAM Distributors, Inc. (the "Company") as of December 26, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of FAM Distributors, Inc. at December 26, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2004

FAM DISTRIBUTORS, INC.

BALANCE SHEET
DECEMBER 26, 2003

ASSETS

CASH AND CASH EQUIVALENTS, including marketable securities of $841,172	$ 901,635
INVESTMENTS IN AFFILIATED INVESTMENT COMPANIES—at fair value (cost $362,529)	291,733
OTHER ASSETS	75,762
TOTAL	$ 1,269,130

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to Merrill Lynch Investment Managers, L.P.	$ 890,989
CONTINGENCIES (Note 6)	
STOCKHOLDER'S EQUITY:	
Common stock, par value $1.00 per share—authorized 1,000 shares; issued and outstanding, 100 shares	100
Additional paid-in capital	310,900
Retained earnings	67,141
Total stockholder's equity	378,141
TOTAL	$ 1,269,130

See notes to balance sheet.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—FAM Distributors, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a participant with the National Securities Clearing Corp. ("NSCC") and a member of the National Association of Securities Dealers ("NASD"). The Company is a wholly owned subsidiary of Merrill Lynch Group, Inc. which is a wholly owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co." or the "Parent"). The Company acts as the distributor for the sale of shares of certain affiliated investment companies.

Cash and Cash Equivalents—For purposes of reporting cash flows, cash and cash equivalents include marketable securities with an original maturity of three months or less.

Investments in Affiliated Investment Companies—The Company maintains investments in certain affiliated investment companies. Such investments are classified as trading securities and are carried at fair value. Fair market value is determined based upon readily available market prices and the changes in fair market value are recognized in earnings currently.

Redemption Fees—Redemption fees are recorded as earned based on the early redemption of the shares of certain affiliated investment companies.

Sponsor Fees and Dealer Commissions—Sponsor fees and dealer commission income are accrued monthly, based on the sale of shares of certain affiliated investment companies.

Advertising and Marketing Costs—The costs of advertising and marketing are expensed in the period incurred.

Income Taxes —The results of operations of the Company are included in the consolidated U.S. Federal and unitary or consolidated U.S. state income tax returns of the Parent. The Company does file certain states' income tax returns on a stand-alone basis. Pursuant to a contract with Merrill Lynch Investment Managers, L.P. ("MLIM"), MLIM absorbs all tax liabilities incurred. Accordingly, any liability or benefit would be included in a contractual reimbursement from an affiliated entity (see Note 2).

The Parent uses the asset and liability method in providing income taxes on all transactions that have been recognized in the financial statements. The asset and liability method provides that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in earnings in the period such changes are enacted. Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. These temporary differences result in taxable or deductible amounts in future years.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

New Accounting Standards—In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirement for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN No. 45"). FIN No. 45 provides clarification that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The adoption of FIN No. 45 did not have any impact on the financial position or results of operations of the Company.

On January 17, 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), which clarifies when an entity should consolidate another entity known as a Variable Interest Entity ("VIE"). A VIE is an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, and may include many types of SPEs. FIN 46 requires that an entity consolidate a VIE if that enterprise has a variable interest that will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both. FIN 46 does not apply to qualifying special purpose entities ("QSPEs"), the accounting for which is governed by SFAS No. 140. On October 8, 2003, the FASB deferred the effective date for pre-exising VIEs to the period ending after December 15, 2003. On December 24, 2003, the FASB issued a revision to FIN 46. Companies are required to adopt either FIN 46 or the revised FIN 46 for periods ending after December 15, 2003. As a result, the Company has adopted the revised FIN 46 as the method used for evaluating whether or not VIEs must be consolidated. The adoption of FIN 46 did not have any impact on the financial position or results of operations of the Company.

2. TRANSACTIONS WITH AFFILIATES

The Company has a contract with MLIM, the investment adviser to the affiliated investment companies, which provides that the Company is reimbursed (charged) to the extent its expenses are greater (less) than revenues, including all tax liabilities incurred such as but not limited to income tax, franchise tax, and capital tax. In performing services under the terms of the distribution agreements with affiliated investment companies, MLIM provided the use of employees, use of fixed assets and incurred occupancy and other operating expenses for various services on behalf of the Company during the year. The contractual reimbursement agreement with MLIM is expected to continue to be in effect through the end of next fiscal year. During the year ended December 26, 2003, MLIM incurred certain technology development and maintenance support related costs and allocated to the Company its portion of such expenses.

Certain affiliated investment companies (the "Funds") have adopted a plan of distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "Plan") pursuant to which the Company receives a fee from the Funds for the services provided and expenses borne by the Company under its distribution agreement. As authorized by the Plan, the Company has entered into an agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") to provide these distribution related services to the Funds. As of December 26, 2003, there were no outstanding fees due from the Funds or due to MLPF&S.

3. EMPLOYEE BENEFIT PLANS

The Partnership provides retirement benefits to its employees through defined contribution plans sponsored by ML&Co. The significant plans consist of the Retirement Accumulation Plan ("RAP"), the Employee Stock Ownership Plan ("ESOP"), and the 401(k) Savings & Investment Plan, which cover substantially all U.S. employees who have met specified age and service requirements.

ML&Co. established the RAP and the ESOP, collectively known as the "Retirement Program," for the benefit of employees with one year of service. A separate retirement account is maintained for each participant.

ML&Co. purchased a group annuity contract to guarantee the payment of benefits vested under a defined benefit plan terminated in accordance with the applicable provisions of the Employee Retirement Income Security Act of 1974.

4. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 26, 2003, the Company's ratio of aggregate indebtedness to net capital was 3.45 to 1. The Company's net capital was $258,619, and the required net capital was $59,399.

The Company is exempt under the provisions of Rule 15c3-3 (Computation for Determination of Reserve Requirements for Brokers and Dealers) of the Securities Exchange Act of 1934, because it does not hold funds or securities for, or owe money or securities to, its customers.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

The financial instruments of the Company are reported in the balance sheet at fair values. Cash equivalents consist of a U.S. Treasury Bill with an original maturity of three months or less. Because of the short maturity, the carrying amount of the investment approximates fair value.

6. CONTINGENCIES

The Company and certain affiliated companies are parties to certain lawsuits arising from the normal conduct of their business. The Company's potential liability, if any, as a result of this contingency is not reasonably probable or estimable. As of December 26, 2003, the Company has not made any provision for any contingency in the accompanying balance sheet. While the ultimate result of the lawsuits against the Company and its affiliates cannot be predicted with certainty, the effect could be material. Under the terms of a contractual agreement, any losses incurred would be ultimately borne by MLIM.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 23, 2004

FAM Distributors, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey 08536

In planning and performing our audit of the financial statements of FAM Distributors, Inc. (the "Company") for the year ended December 26, 2003 (on which we issued our report dated February 23, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 26, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP